[Graphic omitted] Ahold
                                                  Press Release

                                                  Royal Ahold
                                                  Corporate Communications



                                           Date:  December 2, 2004
                           For more information:  +31 75 659 57 20



Ahold completes sale of its Spanish retail activities

Zaandam, The Netherlands, December 2, 2004 - Ahold today announced it has successfully completed the sale of its Spanish retail activities to the Permira Funds.

Ahold and Permira announced the transaction on October 3, 2004. The closing was subject to customary price adjustments and the fulfilment of certain conditions, including antitrust approval.

Permira is a leading European-based private equity firm which acts as adviser to the 18 Permira Funds, totaling approximately EUR 11 billion. The Permira Funds have invested in over 260 transactions in 15 countries, in companies across a variety of sectors and geographies.

Employing some 14,000 associates, Ahold operated almost 600 stores on the Spanish mainland and the Canary Islands with 2003 net sales of approximately EUR 2 billion. Ahold announced its intention to divest its Spanish retail operation on November 7, 2003, as part of its strategic plan to optimize its portfolio and to strengthen its financial position.



Ahold Corporate Communications: +31.75.659.5720



                                                  Albert Heijnweg 1 Zaandam
                                                  P.0. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax:   +31 (0)75 659 8302